

Howard Shyng · 3rd

Co-founder & President at Sniffy Labs Inc.

Rochester, New York · 150 connections · **Contact info**

 Sniffy Labs Inc.

 Rochester Institute of Technology

Experience



Co-founder / President

Sniffy Labs Inc. · Full-time

Sep 2019 – Present · 7 mos

Rochester, New York Area

Research Assistant

Software Engineering Department (Rochester Institute of Technology)

Nov 2017 – Apr 2018 · 6 mos

Rochester, New York Area

Research Assistant

Large-Scale System Architecture Laboratory

Feb 2015 – May 2016 · 1 yr 4 mos

Hsinchu County/City, Taiwan

 **IEEE CCGrid.pdf**

Administrative Cardre of substitue military service

Suang-Lien Elderly Center

Dec 2013 – Dec 2014 · 1 yr 1 mo
New Taipei City, Taiwan

Education



Rochester Institute of Technology
Master's degree, Human Computer Interaction, 3.97/4.0
2016 – 2018



National Tsing Hua University
Bachelor's degree, Computer Science
2009 – 2013

Volunteer Experience



Volunteer
Lollypop Farm, Humane Society of Greater Rochester
Mar 2017 – Present · 3 yrs 1 mo
Animal Welfare

Skills & Endorsements

C · 1

Ashwin Ramesh has given an endorsement for this skill

User-centered Design · 4

 Endorsed by **2 of Howard's colleagues at Rochester Institute of Technology**

Adobe Experience Design · 1

Aibek Yegemberdin has given an endorsement for this skill

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